Exhibit 99.2

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED FINANCIAL DATA
AS OF JUNE 30, 2014

INDEX
Page

Interim Consolidated Balance Sheet	2

Interim Consolidated Income Statements	3-4

Interim Consolidated Comprehensive Income Statements	5

Interim Statement of Changes in Shareholders' Equity	6-7

Interim Consolidated Statements of Cash Flows	8-9

Notes to the condensed consolidated interim financial data	10-31

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 4	2 0 1 3	2 0 1 4
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	277,263	311,181	80,647
Short-term deposits and investments	79,536	82,157	23,134
Trade accounts receivables	43,765	38,498	12,730
Other receivables	43,747	47,330	12,725
Inventories	24,162	22,315	7,028
Trading property	-	192,867	-
	468,473	694,348	136,263

Non-Current Assets
Trading property	2,161,910	2,380,039	628,828
Deposits, loans and other long-term balances	37,178	47,782	10,814
Investments in associates	314,238	333,440	91,401
Property, plant and equipment	1,072,383	1,108,835	311,920
	3,585,709	3,870,096	1,042,963
	4,054,182	4,564,444	1,179,227

Current Liabilities
Short-term credits	1,731,956	4,464,373	503,768
Suppliers and service providers	41,144	43,680	11,968
Payables and other credit balances	153,641	(*) 283,831	44,689
	1,926,741	4,791,884	560,425

Non-Current liabilities
Borrowings	1,045,766	-	304,178
Other liabilities	103,270	(*) 96,059	30,038
Deferred taxes	88,819	85,131	25,835
	1,237,855	181,190	360,051

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	442,358	(1,032,637)	128,667
Non controlling Interests	447,228	624,007	130,084
	889,586	(408,630)	258,751
	4,054,182	4,564,444	1,179,227

(*) Reclassified

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	-	-	-	-	8,614	-
Revenues from hotels operation and management	96,748	102,570	52,318	54,902	202,791	28,141
Revenues from fashion merchandise	81,956	65,813	47,856	36,603	149,192	23,838
Total revenues	178,704	168,383	100,174	91,505	360,597	51,979
Gains and other
Rental income from Commercial centers	59,934	68,993	29,238	32,278	129,748	17,433
Total income revenues and gains	238,638	237,376	129,412	123,783	490,345	69,412

Expenses and losses
Hotels operation and management	85,268	92,466	43,665	47,366	179,137	24,802
Cost of fashion merchandise	77,101	64,768	43,300	35,067	142,417	22,426
Commercial centers	44,760	56,543	21,861	26,503	124,737	13,019
General and administrative expenses	17,546	30,766	7,986	15,413	60,643	5,104
Share in losses of associates, net	17,303	66,531	10,933	33,259	339,030	5,033
Financial gain from debt restructuring	(1,610,429)	-	(1,392)		-	(468,420)
Financial expenses (income) , net	195,736	142,943	86,108	74,561	401,900	56,932
Write down, charges and other expenses(income), net	424,194	366,246	410,927	360,331	841,462	123,384
	(748,521)	820,263	623,390	592,500	2,089,326	(217,720)

Profit (loss) before tax benefits	987,159	(582,887)	(493,976)	(468,717)	(1,598,981)	287,132
Income tax expenses (tax benefits)	4,430	(1,566)	(3,078)	3,639	(31,937)	1,289
Profit (loss) from continuing operations	982,729	(581,321)	(490,898)	(472,356)	(1,567,044)	285,843
Profit (loss) from discontinued operation, net	-	(3,260)	(609)	951	2,034	-
Profit (loss)for the period	982,729	(584,581)	(491,507)	(471,405)	(1,565,010)	285,843

Attributable to:
Equity holders of the Company	1,160,910	(432,570)	(339,474)	(333,292)	(1,155,645)	337,670
Non controlling interest	(178,181)	(152,011)	(152,033)	(138,113)	(409,365)	(51,827)
	982,729	(584,581)	(491,507)	(471,405)	(1,565,010)	285,843

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
				Convenience
	(In NIS)			Translation $
Earnings (loss) per share
Basic earnings per share:
From continuing operation	2.92	(17.29)	(46.49)	0.85
From discontinued operations	-	(0.10)	0.07	-
	2.92	(17.39)	(46.42)	0.85
Diluted earnings per share:
From continuing operation	2.92	(17.29)	(46.49)	0.85
From discontinued operations	-	(0.10)	0.07	-
	2.92	(17.39)	(46.42)	0.85

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (loss) for the period	982,729	(584,581)	(491,507)	(471,405)	(1,565,010)	285,843

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(6,437)	(204,222)	(34,324)	(72,200)	(267,861)	(1,872)
Gain (loss) from cash flow hedge	(185)	4,169	(93)	1,164	4,439	(54)
Gain from available for sale investments	5,279	3,823	2,085	(72)	3,545	1,536
	(1,343)	(196,230)	(32,332)	(71,108)	(259,877)	(390)

Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	(5,912)	-	(5,912)	-	27,700	(1,720)
Other Comprehensive income (loss)	(7,255)	(196,230)	(38,244)	(71,108)	(232,177)	(2,110)
Comprehensive income (loss)	975,474	(780,811)	(529,751)	(542,513)	(1,797,187)	283,733

Attributable to:
Equity holders of the Company	1,158,843	(572,483)	(364,487)	(390,880)	(1,797,187)	337,069
Non controlling interests	(183,369)	(208,328)	(165,264)	(151,633)	-	(53,336)
	975,474	(780,811)	(529,751)	(542,513)	(1,797,187)	283,733

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance -January 1, 2013	38,059	864,811	(191,700)	190,690	49,835	(553,629)	59,085	457,151	(168,521)	288,630	1,100,478	1,389,108
Loss for the year	-	-	-	-	-	-	(1,155,645)	(1,155,645)	-	(1,155,645)	(409,365)	(1,565,010)
Other comprehensive income (loss)	-	-	7,985	11,593	-	(202,257)	9,740	(172,939)	-	(172,939)	(59,323)	(232,262)
Transaction with non-controlling interest	-	-	1,853	-	-	-	-	1,853	-	1,853	1,106	2,959
Reclassification of a derivative (option) following change in terms	-	-	-	-	-	-	-	-	-	-	(11,819)	(11,819)
Exercise of options by employees	10	1,673	-	-	(1,683)	-	-	-	-	-	-	-
Expiration of options held by minority	-	4,804	-	-	-	-	-	4,804	-	4,804	(4,804)	-
Stock-based compensation expenses	-	-	-	-	660	-	-	660	-	660	7,734	8,394
Balance -December 31, 2013	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)
Profit (Loss) for the period	-	-	-	-	-	-	1,160,909	1,160,909	-	1,160,909	(178,180)	982,729
Other comprehensive income (loss)	-	-	5,136	(9,913)	-	(2,659)	5,368	(2,068)	-	(2,068)	(5,187)	(7,255)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	2,207	2,207
Cancellation of treasury stock	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	1,934	-	-	-	-	1,934	-	1,934	502	2,434
Out of consolidation	-	-	-	-	-	-	-	-	-	-	2,277	2,277
Classification	-	-	-	-	-	-	-	-	-	-	1,602	1,602
Balance -June 30, 2014	-	1,055,056	(174,792)	192,370	48,812	(758,545)	79,457	442,358	-	442,358	447,228	889,586

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Convenience Translation ($ in thousands) (Unaudited)
	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - December 31, 2013	11,073	253,429	(52,898)	58,837	14,198	(219,862)	(316,120)	(251,343)	(49,017)	(300,360)	181,503	(118,857)
Profit (Loss) for the period	-	-	-	-	-	-	337,670	337,670	-	337,670	(51,829)	285,841
Other comprehensive income (loss)	-	-	1,494	(2,883)	-	(773)	1,561	(601)	-	(601)	(1,507)	(2,108)
Issuance of shares	-	91,396	-	-	-	-	-	91,396	-	91,396	-	91,396
Stock based compensation expenses	-	-	-	-	-	-	-	-	-	-	642	642
Cancellation of treasury stock	(11,073)	(37,944)	-	-	-	-	-	(49,017)	49,017	-	-	-
Transaction with non-controlling interest	-	-	562	-	-	-	-	562	-	562	146	708
Out of consolidation	-	-	-	-	-	-	-	-	-	-	662	662
Classification	-	-	-	-	-	-	-	-	-	-	467	467
Balance - June 30, 2014	-	306,881	(50,842)	55,954	14,198	(220,635)	23,111	128,667	-	128,667	130,084	258,751

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)			Convenience
				translation
				US$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period from continuing operations	982,729	(584,581)	(1,567,044)	285,841
Income tax benefit recognized in profit and loss	4,431	(1,566)	(31,937)	1,289
Finance expenses recognized in profit and loss	195,736	142,943	401,908	56,933
Financial gain from debt restructuring	(1,610,429)	-	-	(468,420)
Income tax paid in cash	(529)	-	(9,418)	(154)
Depreciation and amortization (including write-down and impairment)	439,047	366,693	834,977	127,707
Loss (Profit) from realization of investments in associates and joint venture	-	-	17,863	-
Share in losses of associates, net	17,303	66,531	339,030	5,033
Stock based compensation expenses	2,207	5,933	9,742	642
Loss (gain) from fair value adjustment of investment property and from realization of Investment property	-	16,278	20,282	-
Profit (loss) from realization of assets and liabilities	77	-	(74)	22
Others	-	-	(11,001)	-
Trade accounts receivables	(2,306)	(4,330)	(3,302)	(671)
Receivables and other debit balances	3,809	39,897	43,300	1,108
Inventories	(1,851)	(5,372)	(8,654)	(538)
Trading property and payment on account of trading property	10,866	(13,623)	(11,050)	3,161
Suppliers and service providers	(1,771)	(13,512)	(19,434)	(515)
Payables and other credit balances	9,234	665	(13,686)	2,686
Net cash provided by (used in) continuing operations	48,553	15,956	(8,498)	14,124
Net cash used in discontinued operating activities	-	(20,322)	(8,375)	-
Net cash provided by (used in) operating activities	48,553	(4,366)	(16,873)	14,124

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)			Convenience
				translation
				US$'000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment, investment property and other assets	(6,289)	(12,973)	(22,363)	(1,829)
Proceeds from realization of property plant and equipment	6,722	253	-	1,955
Proceeds from realization of investment property	-	-	37,600	-
Investments in associates and joint venture companies	(3,115)	-	(359)	(906)
Proceeds from realization of associates and joint ventures	-	79,615	96,052	-
Proceed from realization of long-term deposits and long-term loans	522	1,777	45,039	152
Investment in long-term deposits and long-term loans	-	-	-	-
Interest received in cash	4,420	4,577	7,550	1,286
Proceed from sale of available for sale marketable securities	-	53,103	57,625	-
Purchase of available for sale marketable securities	-	(749)	(6,831)	-
Short-term deposits and marketable securities, net	2,918	58,945	140,204	849
Net cash provided by investing activities	5,178	184,548	354,517	1,507

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from re-issuance of debentures	-	76,103	75,772	-
Proceeds from share issuance	1,283	-	-	373
Interest paid in cash	(59,501)	(48,166)	(97,994)	(17,307)
Proceeds from long-term borrowings	-	2,655	3,412	-
Repayment of long-term borrowings	(30,270)	(109,543)	(423,861)	(8,805)
Proceeds from selling derivatives and changes in restricted cash	-	44,876	(8,136)	-
Proceeds from transactions with non-controlling interests, net	1,404		101	408
Proceed from short-term credit	1,301	-	-	378
Repayment of short-term credit	-	(25,795)	(93,968)	-
Net cash used in financing activities	(85,783)	(59,870)	(544,674)	(24,953)

Increase in cash and cash equivalents	(32,052)	120,312	(207,030)	(9,323)
Cash and cash equivalents at the beginning of the year	311,181	528,251	528,251	90,512
Net effect on cash due to currency exchange rate changes	(1,866)	(25,572)	(10,040)	(543)
Cash and cash equivalents at the end of the year	277,263	622,991	311,181	80,647

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

1.	Reporting entity

A.
Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Its executive offices are located at 5 Kinneret Street, Bnei Berak 5112301 Israel

B.
The activities of the Company and its held entities (the "Group") are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries  – (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India and (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel.

2.             Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2013.

The condensed consolidated interim financial information was approved for issue by the Company's board of directors on August 29, 2014.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2014	2013

US Dollar ($)	3.438	3.471
EURO ( €)	4.694	4.782
Romanian New Lei (RON)	1.07	1.066
Indian Rupee (INR)	0.057	0.056

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2014	2013

US Dollar ($)	(1)	(7)
EURO ( €)	(2)	(3)
Romanian New Lei (RON)	0	(4)
Indian Rupee (INR)	2	(18)

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	A.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2013 with the exception of the following:

B.	New Standards, amendments to standards, and interpretations that have been published are effective and immaterial for the Group

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
•	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32
•	Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39
•	Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36
•	IFRIC 21 Levies

C.	New Standards, amendments to standards, and interpretations issued but not yet in effect or adopted by the Company

IFRS 15- "Revenue from Customer Contracts"

The new standard provides a unified application that regulates the accounting treatment of revenue arising from contracts with customers. This standard supersedes IAS 18 "Revenue" and IAS 11 "Construction Contracts" and the accompanying interpretations thereof. The core principle of the standard is the recognition of revenue from the transfer of goods or services to customers in an amount that represents the economic benefits that the entity expects to receive in return for them. As such, the standard stipulates that the recognition of revenue will occur when the entity transfers the goods and/or services to the customer and the customer obtains control of those goods or services.

The Standard provides a five-step model for implementing this principle:

1)       Identification of the contract(s) with the customer.
2)       Identification of performance obligations in the contract.
3)       Determination of the transaction price.
4)       Allocation of the transaction price among performance obligations.
5)       Recognition of income when the entity has satisfied its performance obligations.

Application of this guidance will depend on the facts and circumstances present in a contract with a customer and will require the exercise of judgment.

Furthermore, the standard fixates disclosure requirements for contracts with clients, significant estimates, and changes therein which were used when applying the provisions of the standard in order to enable financial statements users to understand the nature, quantity, timing, and uncertainty of income and cash flows arising from contracts with customers.

The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. In general, the standard will be applied retrospectively, but entities will be allowed to choose certain adjustments within the transitional guidance of the standard regarding application for previous reporting periods.

At this early stage, management is unable to estimate the effect of this standard on the Company's financial position and results of operations. The Company's management will examine the impact of implementing the provisions of the standard on customer contracts and examine whether these provisions will influence the timing and method of revenue recognition arising from these contracts, and whether they will influence the Company's financial statements.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	C.	New Standards, amendments to standards, and interpretations issued but not yet in effect or adopted by the Company (cont.)

IFRS 9 (2014) "Financial Instruments"

General

IFRS 9 (2014) "Financial Instruments" (the "Standard") is the final standard of the financial instruments project. The Standard cancels IFRIC 9 "Reassessment of Embedded Derivatives" and the previous stages of IFRS 9 which were published in 2009, 2010 and 2013. This Standard includes the provisions for classification and measurement of financial assets, as published at the first stage in 2009 and amended in this version, and also includes the provisions for classification and measurement of financial liabilities, offers a more updated and principal-based model regarding hedge accounting and presents a new model for assessment of projected loss from impairment as specified below.

Financial Assets

The Standard determines that all of the financial assets will be treated as follows:

Debt instruments will be classified and measured after the recognition for the first time under one of the following alternatives: depreciated cost, fair value through profit or loss, or fair value through other comprehensive income. Setting the measurement model will take into consideration the business model of the entity pertaining to the management of financial assets and according to the characteristics of the contractual cash flows deriving from the same financial assets.

A debt instrument which is measured at depreciated cost or at fair value through other comprehensive income according to the tests, may be designated to fair value through profit or loss, only if the designation cancels inconsistency in the recognition and measurement that would have been created had the asset been measured at depreciated cost or fair value through other comprehensive income.

Capital instruments will be measured at fair value through profit or loss.

Capital instruments may be designated on the date of recognition for the first time to fair value through other comprehensive income. Instruments so designated, will not be subject anymore to assessment for impairment and profit or loss in respect thereto will not be carried to profit or loss, including upon the disposal.

Embedded derivatives will not be separated from a host contract which is within the application of the Standard. Instead, hybrid contracts will be measured in their entirety at depreciated cost or at fair value, according to the business model tests and contractual cash flows.

Debt instruments will be reclassified only when the entity changes its business model to financial assets management.

Investments in capital instruments which have no quoted price on an active market including derivatives of such instruments will always be measured according to the fair value. The alternative of measuring by cost under certain circumstances was cancelled. However, the Standard states that under specific circumstances, cost might be a proper estimate for fair value.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	C.	New Standards, amendments to standards, and interpretations issued but not yet in effect or adopted by the Company (cont.)

IFRS 9 (2014) "Financial Instruments" (cont.)

Financial Liabilities

The Standard also sets forth the following provisions regarding financial liabilities:

The change in the fair value of a financial liability designated upon the recognition for the first time to fair value through profit or loss, and which is attributed to changes in the credit risk of the liability, will be directly carried to other comprehensive income, unless doing so, creates or enlarges an accounting mismatch.

When the financial liability is paid or discharged, amounts carried to other comprehensive income will not be classified to profit or loss.

All of the derivatives whether assets or liabilities, will be measured at fair value through profit or loss, including a derivative financial instrument which constitutes a liability and is related to an unquoted capital instrument whose fair value cannot be reliably measured.

Hedging

The Standard sets forth new hedging provisions and provides the option to elect, as an accounting policy, whether to apply the new hedging provisions which will be briefly specified below, or alternatively, those existing according to IAS 39. When the hedging project will be completed in the future, the aforesaid option of policy election will be examined again by the IASB.

The three types of hedge accounting remained unchanged within the Standard: Cash flow hedging, fair value and net investment in foreign business. However, material changes were carried out regarding the types of transactions qualified for hedge accounting. Especially the expansion of the risks qualified for hedge accounting of non-financial items. Also, changes occurred in the manner in which forward contracts and derivative options will be treated, when constituting hedging instruments.

In addition, some of the hedge effectiveness tests were replaced by a more principalsbased test, based on "economic relations". Estimation of the hedge effectiveness retroactively will not be required anymore.

The disclosure requirements regarding the risk management activity of the Company have been expanded within the new Standard.

Impairment

The Standard sets forth a new model for assessing impairment. According to the new model, provision for expected credit loss may be recognized, independently of the occurrence of a loss event. The provision will be updated during each reporting period in order to reflect changes in the credit risk from the date of recognition for the first time. Accordingly, the disclosure required in respect of expected credit losses was expanded.

Provision for expected credit losses will be measured by the amount weighing the probabilities of the range of possible results and will reflect the money time value.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

3.	C.	New Standards, amendments to standards, and interpretations issued but not yet in effect or adopted by the Company (cont.)

IFRS 9 (2014) "Financial Instruments" (cont.)

Commencement date and early adoption possibilities

The Standard will take binding effect in respect to annual reporting periods commencing on January 1, 2018 or thereafter.

In general, the provisions of the Standard regarding financial assets and liabilities will be applied retroactively, except for certain exceptions which were set forth in the Standard's transition provisions. It was further determined, that despite the retroactive application, companies applying the Standard for the first time, will not be forced to amend their comparison figures for previous periods. Moreover, the comparison figures will be amendable only when the amendment as aforesaid will not use hindsight information. Provisions referring to hedging will be applied, as a general rule, by way of prospective application, with limited retroactive application.

Early application is possible. According to the transition provisions, any of the previous versions published may be applied through early application, if the date of application for the first time is prior to February 1, 2015.

At this stage, the Company's management cannot estimate the effect of the Standard's application on the financial position and business results thereof

4.         Segment reporting

The chief operating decision-makers (CODM) have been identified as the Acting CEO and Chairman of the board CEO & Executive President. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group's segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

•	Commercial and Entertainment Centers
•	Hotels
•	Medical industries
•	Residential projects
•	Fashion Apparel
•	Other activities (Venture capital investments).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

4.	Segment reporting (Cont.)

Six months period ended June 30, 2014 (i)

	Commercial and entertainment centers	Hotels	Medical industries (ii)	Residential	Fashion apparel	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	72,831	96,748	22,991	-	81,956	-	(35,888)	238,638

Segment profit (loss)	(373,835)	11,480	(35,730)	(20,070)	5,555	(10,365)	30,280	(392,685)

Financial expenses	(22,181)	(12,497)	(714)	-	(764)	142	-	(36,014)

Share in losses of associates, net	-	-	(6,382)	-	-	-	(10,921)	(17,303)

Unallocated general and administrative expenses								(17,546)
Unallocated financial expenses								1,450,707
Profit before income taxes								987,159

(i)
In the reporting period, a loss of 406 Million NIS was recognized due to write-down of several assets in the commercial and entertainment segment .Other than the mentioned assets, there is no material changes in the amounts disclosed for other segments assets.

(ii)	Includes mainly investments in associates and therefore not included in the Total Revenues.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

4.         Segment reporting (Cont.)

Six months period ended June 30, 2013 (i)

	Commercial and entertainment centers	Hotels	Medical industries (ii)	Residential	Fashion apparel	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	68,993	102,570	29,240	-	65,810	(29,237)	-	237,376

Segment profit (loss)	(299,373)	(22,944)	(29,115)	(5,737)	1,042	13,480	-	(342,646)

Financial expenses	(43,117)	(21,077)	-	-	(1,260)	(1,720)	-	(67,174)

Share in losses of associates, net	(47,227)	-	(982)	(13)	-	(18,310)	-	(66,532)

Unallocated general and administrative expenses								(30,766)
Unallocated financial expenses								(75,769)
Loss before income taxes								(582,887)

(i)
In the reporting period, a loss of 289 Million NIS was recognized due to write-down of several assets in the commercial and entertainment segment. Other than the mentioned assets, there were no material changes in the amounts disclosed for other segments assets.

(ii)	Includes mainly investments in associates and therefore not included in the Total Revenues.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.         Financial instruments

A.	Financial risks

During the six-months period ended June 30, 2014 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 25.C to the consolidated financial statements as at and for the year ended December 31, 2013.

B.	Fair value of financial instruments

1)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		June 30, 2014
		Book Value	Fair Value
	Level	(In thousands NIS)

Long- term loans at fixed interest rate	Level 2	(26,089)	(26,089)
Debentures	Level 1	(817,997)	(802,405)
		(844,086)	(828,494)

		December 31,2013
		Book Value	Fair Value
	Level	(In thousands NIS)

Long- term loans at fixed interest rate	Level 2	(27,682)	(27,682)
Debentures	Level 1	(2,363,215)	(721,431)
		(2,390,897)	(749,113)

2)	Fair value levels

 Financial assets at fair value through profit or loss:

	June 30, 2014
	Level 1	Level 2	Level 3 (*)	Total
	(In thousands NIS)
Marketable securities	6,201	-	-	6,201
AFS financial assets	35,878	-	-	35,878
Option measured at FVTPL	-	-	6,759	6,759
	42,079	-	6,759	48,838

(*)
The changes in the fair value of the Group's financial assets included in Level 3 were charged to the profit and loss the charge in the fair value of the options created a loss in an amount of TNIS 8,575.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

5.         Financial instruments

B.	Fair value of financial instruments (con't)

2) Fair value levels (con't)

 Financial liabilities at fair value through profit or loss

	June 30, 2014
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

PC's Debentures	520,699	-	-	520,699
Swap transactions	-	11,899	-	11,899
	520,699	11,899	-	532,598

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

PC's Debentures	453,166	-	-	453,166
The Company's Debentures	47,674	-	-	47,674
Swap transactions	-	13,668	-	13,668
	500,840	13,668	-	514,508

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period

1.	The Company Plan of Arrangement (“Arrangement”)

During 2013, the Company's Board of Directors resolved to suspend all payments to its unsecured creditors and to its secured creditors unless such payment is derived from the collaterals granted and to negotiate with its unsecured creditors on a restructuring plan for it unsecured financial debts. On October 17, 2013 the Company's unsecured financial creditors approved the Arrangement (as adjusted from time to time) and on January 1, 2014, the Court approved the Arrangement. The closing of the Arrangement took place on February 20, 2014. Below are the general terms of the Arrangement:

(a)	Extinguishment of the Company unsecured financial debts

In consideration of the extinguishment of the Company's unsecured financial debts (i.e.: Series A-G notes, series 1 note and the Company's debts to Bank Leumi), the Company issued at the closing of the Arrangement the following instruments:

*
509,713,459 new Ordinary Shares, representing immediately following such exchange 95% of its outstanding share capital on a fully diluted basis, excluding existing options to purchase up to 1,729,251 Ordinary Shares granted to the Company's and the Company's affiliates’ employees and office holders prior to the Arrangement.

*
Two series of new notes in the aggregate principal amount of NIS 666 million. The first series of new notes ("Series H") is in the aggregate principal amount of NIS 448 million, repayable in a single payment at the end of four and half years from December 1, 2013 (May 31, 2018). The second series of new notes ("Series I") is in the aggregate principal amount of NIS 218 million, repayable in a single payment at the end of six years from December 1, 2013 (December 1, 2019). Both series of the new notes are bearing interest at the rate of 6% per annum and are linked to the Israeli consumer price index. Interest on the first series of new notes will be payable in cash on a semi-annual basis, while interest on the second series of new notes will be accrued to the Principal and will be payable on the final maturity date.

In addition, the new notes include mandatory prepayment provisions in the event the Company pays a cash dividend or makes any other distribution, such that the Company is obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the Series H, and (ii) secondly, towards all unpaid amounts under Series I.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

1.	The Company's Plan of Arrangement (Cont.)

(a)	Extinguishment of the Company unsecured financial debts (cont.)

•
The notes are secured by (i) a first ranking floating charge on all the Company's property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company's wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed to the Company by each of EUL LUX and Elscint Holdings, in favor of Series H notes and similar second ranking charges in favor of Series I notes, (ii) a corporate guarantee by each of EUL LUX and Elscint Holdings in favor of the new notes, and (iii) a negative pledge over its respective assets of EUL LUX and Elscint Holdings. The collaterals securing the new notes are subject to exceptions as set forth in the Arrangement. As of the date of the approval of the financial statement the collateral has not yet been fully registered.

In addition, at any time during the term of either series of the new notes, the Company may create a senior lien in order to refinance the Company's outstanding indebtedness to Bank Hapoalim.

The new Shares and the new notes were allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the closing of the Arrangement. The new Shares are listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes are listed for trading on the Tel Aviv Stock Exchange.

(b)	Eastgate warrant

At the closing of the Arrangement Eastgate Property LLC ("Eastgate") which used to hold a warrant to purchase up to 3.3% of the Company's fully diluted share capital exercised the warrant for 1,924,215 Shares (approximately 0.35% of the Company's share capital).

(c)	Amendments to the Company's Articles of Association

Pursuant to the terms of the Arrangement, the Company amended its Articles of Association such that it includes the following Articles:

Special tender offer

In the event a person is required to conduct a "Special Tender Offer" pursuant to the provisions of the Companies Law as a result of an acquisition of Ordinary Shares that will cause that person to become a holder of 25% or more of the voting rights at a general meeting of shareholders (a "baal dvukat shlita"), that person shall offer to acquire Ordinary Shares representing at least 10% of the voting rights in the Company in such Special Tender Offer, provided, however, that the minimum required to be acquired pursuant to the Companies Law (currently 5%) shall remain unchanged. To remove doubt, if offerees holding more than 5% of the voting rights in the Company accepted the Special Tender Offer, the Offeror shall be obligated to purchase from such offerees the lower of (i) the number of Ordinary Shares representing the amount of the voting rights in the Company for which the Offeror tendered, or (ii) the number of Ordinary Shares with respect to which offerees have accepted the Special Tender Offer.

Special approval for new fields of business

A decision by the Company to engage in a new field of business which is material to the Company, in which neither the Company nor any of its subsidiaries is engaged and which new field of business is not complementary to the business of the Company or its subsidiaries, shall require the unanimous approval of all of the members of the Company's board of directors present and lawfully entitled to vote at the relevant meeting.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

1.	The Company's Plan of Arrangement (Cont.)

(d)	Elbit Medical

The corporate organs of the Company, as appointed after the closing of the Arrangement, will be assigned the task of examining the issue of realization of the Company's shares in Elbit Medical Technologies Ltd. ("Elbit Medical").

(e)	Additional provisions

The Company, its office holders, the Noteholders and the other unsecured financial creditors, the trustees for the Noteholders and shareholders and their respective affiliates and representatives are being released from any and all claims the grounds of which preceded the effectiveness of the Arrangement, including all claims related to the Notes and the management of the Company and all companies under its control, other than claims related to acts or omissions that were criminal, willful or fraudulent (the "Waiver"). Accordingly, the applicable pending legal proceedings against the Company, its office holders or its controlling shareholder are being dismissed. Mr. Zisser who serves as the Company's CEO and Executive President and member of the Board, is not included in the Waiver provided to the Company's other officers and directors (with respect to any and all of its capacities and positions in the Company), without derogating from any right, including his existing rights of indemnification and insurance coverage, except that all legal proceedings pending against him and/or his affiliates will be dismissed. Notwithstanding the aforementioned, in the event a claim will be made against one of the released parties by any person (a "Plaintiff") for any cause of action, including a cause of action included under the Waiver, the defendant ("Defendant") will not be precluded by virtue of the Waiver from filing a counter-claim against the Plaintiff and/or a third-party claim against any other person (including the released parties) (the "Third Party"), without prejudicing the Third Party's right under the Waiver against the Plaintiff. Notwithstanding the aforementioned, the Company will not be allowed to file third-party claims against any of the released parties.

(f)	Tax ruling

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority ("ITA") as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the Arrangement. The ruling generally provides that, upon the closing of the Arrangement, the Company's unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries. As a result of the closing of the Arrangement the Company recorded a gain for tax purposes in its financial statements. The Company does not expect any material tax liability as a result of such profit as it will be offseted against carried forward losses and impaired investments in subsidiaries.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

1.	The Company's Plan of Arrangement (Cont.)

(g)	Series B appeal

A holder of Series B Notes (the “Holder”), which filed a purported class action lawsuit against the Company (see note 18 B (7) for the financial statement as for December 31, 2013) filed with the Israel Supreme Court an appeal arguing that the Court erred in approving the Arrangement. It should be noted that such appellant holds approximately 0.1% of the total unsecured debt of the Company. The Company rejects such argument and intends to defend the case vigorously. The hearing to this appeal is scheduled for February 11, 2015.

(h)
As result of the closing of the Arrangement certain of the Group loans from banks and the Company’s debentures in the total amount of NIS 1,046 million were classified as long term in the financial statements as for June 30, 2014

(i)	Dispute with Bank Leumi

In March 2013, the Company received a letter from Bank Leumi ("Bank Leumi") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 49 million) due primarily under the loans made by Bank Leumi to the Company (the "Loans"). Bank Leumi stated that it was taking this action in light of the Company's financial condition and the Company having informed Bank Leumi that it would not pay the principal and the interest which is due on March 29, 2013. Bank Leumi also claims that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Company's plan of Arrangement to its unsecured financial creditors. As part of the Court ruling approving the Arrangement on January 1, 2014, it was determined that the dispute between the Company and Bank Leumi will be resolved in a different procedure. As a result the shares and notes that were to be issued to Bank Leumi as part of the Arrangement were deposited in trust for the benefit of Bank Leumi.

In July, 2014 the Company and Bank Leumi entered into a settlement agreement. Under the settlement, Bank Leumi received ownership of all marketable securities held in the Company’s accounts at Bank Leumi having a fair value of approximately NIS 8.7 million (based on their quoted market price). The Company's net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of Series G notes and NIS 3,166,678 aggregate principal amount of Series H notes of the Company. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series G notes and NIS 721,089 aggregate principal amount of Series H notes of the Company retained in trust has been cancelled. The settlement also includes a mutual waiver of claims by the Company and Bank Leumi.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

1.	The Company's Plan of Arrangement (Cont.)

(j)	Purported restructuring accounting

The accounting consequences as a result of the consummation of the restructuring on the Company's debt and equity are as follows:

a)
In accordance with IAS 39, the exchange of existing debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

b)	For each existing debentures series, the terms had been examined and found to be substantially different and accordingly are to be extinguished with new debt and equity instruments issued.

c)
As described in 1 (a) above as part of the Arrangement and following the settlement with Bank Leumi as described 1 (i) above, the Company issued 508,027,457 new ordinary shares and two series of new notes to its unsecured financial creditors. These new ordinary shares and new notes are recognized using their fair value at the date of issuance.

d)
The difference between the sum of the fair value of the new ordinary shares and the fair value of the new notes to the carrying amount of the all the Company's unsecured financial debts(as determined in the Plan of Arrangement ) is recognized in profit and loss for the six months period ending June 30 2014.. Below is calculation of the profit which was recognized:

NIS in thousand

Fair value of new ordinary shares	304,816
Fair value of new debentures	549,866
Total fair Value of new securities	854,682
Carrying amount of unsecured financial creditors extinguished net of expenses	2,465,111
Profit from debt restructuring	1,610,429

Accordingly, the increase in the company's shareholding equity amounted to NIS 1.9 billion.

Following the consummation of the Arrangement the settlement with Bank Leumi (as described below) and the refinancing agreement with Bank Hapoalim ( as described above) the issued and outstanding share capital of the Company consists of 551,448,516 ordinary shares (prior to the share reverse split described in Note 7 (3)).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

2.	Bank Hapoalim (the:”BANK”) Refinancing Agreement.

In February 20, 2013, the Company entered into a new financing agreement with the bank in the amount of $48 million (approximately NIS 165 million), replacing the previous agreement. The general terms of the agreement are set below:

1.
Interest: The loan bears interest of LIBOR + 3.8% (to be paid on a quarterly basis) per annum plus an additional 1.3% which shall accrue and be paid in a single installment on the maturity date of the loan principal.

2.	Maturity Date: The loan principal will be repaid in a single installment at February 20, 2016.

The Company's Shares: The Company issued to the Bank 16,594,036 ordinary shares of the Company, which is constitute 3% of the Company's paid-up and issued capital.

3.
Collaterals: In addition to the collaterals which were granted to the Bank in respect of the above loan (see note 18 D (1) to the financial statement as for December 31, 2013), the Bank received a pledge on the Company's residual rights in its hotels in Romania and Belgium (subject to exceptions as specified below) to secure all of the Company's debts to the Bank, as specified below:

3.1.
A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 77% of the rights in the Radisson Blu hotel in Bucharest, Romania) ("BHEE") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE; and

3.2.
A first-ranking fixed charge on the entire share capital of Astrid Hotel Holdings B.V. (a Dutch company through which the Company indirectly holds all of the rights in two hotels in Antwerp: Radisson Blu Astrid and Park Inn) ("AHH") and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to AHH.

3.3.
The Company undertook not to increase the sum of the existing debts and liabilities vis-à-vis third parties in connection with the said hotels (with the exception of the provisions set in the agreement).

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

2.	Bank Hapoalim (the:”BANK”) Refinancing Agreement (cont.)

4.	Exceptions to the collaterals:

4.1.
So long as the Company and its subsidiaries meet all of their debts and liabilities vis-à-vis the Bank the proceeds specified below that shall be received from the pledged assets shall be used by the Company for its on-going operations, at its discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank:

4.1.1.	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 24 million (over and above the debt which currently exists); and

4.1.2.	Net cash flow which derives from current operations of the pledged hotels.

4.1.3.
In the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all or any of its rights in the pledged assets, the Company will undertake to prepay the Bank the amounts as specified below:

4.1.3.1.
In the case of the sale of all of the rights or the sale of the control of the Bucharest hotel, the Company will undertake to prepay the Bank an amount of US$32 million; in the case of the sale of part of the rights in the Bucharest hotel, after which the Company retains control over the asset – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

4.1.3.2.
In the case of the sale of all of the rights or the sale of the control of the hotels in Belgium, the Company will undertake to prepay the Bank an amount of US$5 million; in the case of the sale of part of the rights in the hotels in Belgium, after which the Company retains control of the assets – a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

4.1.3.3.
In the case of a sale of Plaza Centers' shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

5.	Terms and Conditions of the Loan of Elbit Fashion Ltd.: The Bank extended the existing credit line and the standby letter of credit of Elbit Fashion Ltd. until December 31, 2014.

6.
Financial Covenants: The agreement includes a financial covenant whereby if and in the event that the ratio between the Company's debt to the Bank and the total value of the collaterals (Plaza Centers' shares that are pledged to the Bank and the value of the Company's residual rights in the hotels in Belgium and in Romania) shall exceed the threshold of 85%, then the Bank shall have the right to accelerate the loan.

7.	Balance of Contractual Interest: The balance of the contractual interest that the Company owed the Bank at the closing of the refinancing agreements has been added to the loan principal.

8.
Credit for Default Interest: At the closing of the refinancing agreement the Bank credited the Company for any and all default interest collected or accrued thereby from the date on which the loan was accelerated by the Bank.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.        Significant events during the period (cont.)

2.	Bank Hapoalim (the:”BANK”) Refinancing Agreement (cont.)

9.	Prepayment at the Company's Discretion: The Company shall be entitled to prepay the loan without prepayment fines or fees provided that such prepayment will be made on the interest payment date only.

10.
Mandatory Prepayment: If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company's internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company's debt to the Bank and the Company's total debt to the Bank and to the Noteholders as of such date.

11.
Prepayment in the Case of a Distribution: In the case of a distribution as defined in the Israeli Companies Law, including payment of a dividend in any manner to the Company's shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the shareholders on such date multiplied by the ratio between the Company's debt to the Bank and the total debt of the Company to the Bank and to the Noteholders as of such date.

12.
In accordance with the provision of IAS 39, the exchange of existing debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Accordingly the loan and the new shares were accounted in there fair value. There was no material impact on the Company profit and loss.

.
3.	As for the dismissal of the motion filed to liquidate the Company- see note 18 B 6 for the financial report as for December 31, 2013.

4.
Following the consummation of the Arrangement, on March 13, 2014 the Company announced the results of the Extraordinary General Meeting of shareholders. At the meeting, the following nominees were duly elected as members of the Company's Board of Directors: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni. On March 21 the Company announced that the Board of Directors has appointed Mr. Ron Hadassi as Acting Chairman of the Board of Directors of the Company.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

3.	PC Plan of arrangement

a.
On March 26, 2014, further to PC's announcement on November 18, 2013 regarding its debt restructuring process (see note 3 B to the financial statement as for December 31, 2013), PC announced that it has agreed to make certain commercial amendments to the debt restructuring plan (“Amended Plan”) that will be submitted to the competent court in the Netherlands.

The Amended Plan includes the following material commercial understanding:

•
PC shall issue to the holders of unsecured debt (i.e., outstanding debt under the Israeli Series A and B Notes and the Polish Notes) (“Unsecured Debt”) 13.21% of PC's shares (post the Equity Contribution) for no consideration. Such issuance of shares will be distributed among the holders of Unsecured Debt pro rata to the relative share of each relevant creditor in the Deferred Debt ("Deferred Debt Ratio").

•
All principal payments due during the years 2013-2015 of any Unsecured Debt (“Deferred Debt”) shall be deferred for three years from the date of approval of the Amended Plan by the court in the Netherlands (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of the Unsecured Debt, then the remaining principal payments shall be deferred for an additional year.

•
Interest payments for the Unsecured Debt that were due during the suspension of payments period, will be added to the principal and paid together with it. Following the removal of the suspension of payments order (“Effective Date”), interest payments will be paid on their due dates.

•	As of 1 January 2014, the annual interest rate of the Unsecured Debt shall be increased by 1.5%.

•	Following the Effective Date, PC shall pay to the holders of the Unsecured Debt an amount of EUR 11.6 million on account of 2014 interest payments.

•	PC, its directors and officers and its controlling shareholder shall be fully released from claims.

•	Following the Effective Date, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt.

•
PC will be allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken in account for the required minimal cash reserve).

•
The Amended Plan shall also include, inter alia: (i) certain limitations on distribution of dividends and incurring of new indebtedness; (ii) negative pledge on direct and indirect holdings of PC on real estate assets; (iii) financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects; and (iv) commitment to publish quarterly financial statements as long as the Unsecured Debt is outstanding.

•
The consummation of PC’s Amended Plan shall be contingent upon the injection of a EUR 20 million into PC (“Equity Contribution”), and will become effective only once the placing of the Equity Contribution shall have been occurred. As for the Company's undertaking in this respect and the agreement of the Company with DK- see c below

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

3.	PC Plan of arrangement (cont.)

b.	On June 26, 2014 PC announced that the amended plan has been approved with 92% of creditors voting in favor of the Plan. On July 8, 2014 the Dutch Court confirmed PC's restructuring plan.

c.
On June 23, 2014, the Company announced that as part of PC’s debt restructuring process, PC is currently proposing to raise capital by means of a rights offering of shares to its existing shareholders for an aggregate amount of EUR 20 million (the “Rights Offering”), the Company's subsidiary, Elbit Ultrasound (Luxembourg) BV/ S. a' r. l ("EUL") intends to enter into a Deed of Undertaking (the “Undertaking”), which will be guaranteed by the Company under which EUL shall undertake to exercise EUL's rights to take up EUL's full pro-rata portion under such Rights Offering and to procure that it will subscribe for the unexercised portion of the Rights Offering (the “Additional Purchase Amount”), at a price per-share of EUR 0.105, all subject to the provisions of the Back Stop Agreement (as defined below).

The Company further announced that concurrently with the Undertaking, EUL intends to enter into a Back Stop Agreement (the “Back Stop Agreement”) with various affiliates of Davidson Kempner Capital Management LP (“DK”), pursuant to which DK will undertake to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL, provided that such portion shall not be less than the higher of EUR 3 million or the Additional Purchase Amount (the “Back Stop Undertaking”), and further provided that such Back Stop Undertaking shall not exceed EUR 10 million or result in DK and its affiliates directly or indirectly holding shares representing 30% or more of the total voting rights in Plaza, all subject to the terms and conditions therein. Consequently, in the event the Additional Purchase Amount will fall below EUR 3 million, Plaza will be obligated to increase the amount of the Rights Offering such that total price of shares acquired by DK shall not be less than EUR 3 million. It should be noted that DK hold approximately 5.5% of the outstanding shares of Plaza and approximately 14.3% of the outstanding shares the Company

4.	On March 31, 2014 the Company announced the termination of Mr. Mordechay Zisser's service as its CEO and Executive president, effective that date.

As for the appointment of Mr. Ron Hadassi as acting CEO by the general meeting on August 14 2014 See 7 2.

5.     Varcode

As described in note 23 D (1) to the financial statements for the year ended December 31,2013, Varcode failed to repay the $250,000 bridge loan. AS a result in June 2014 the lender has exercised his option to buy from Varcode’s shareholders 100% of Varcode's share capital in consideration for an amount which equals the outstanding balance of the loan. There was no material effect on the Company profit and loss.

            6.     Agreement for investment of between $50 and $62.5 million in Insightec by York and other investors

On June 29, 2014, InSightec has entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management) (the “Investor”), pursuant to which the Investor and certain Subsequent Investors (as defined below), shall invest between US$50 and US$62.5 million in InSightec (the "Transaction").. As part of the transaction, Elbit Medical Technologies Ltd.( 85% subsidiary of the Company)  and other current shareholders of InSightec have agreed to amend the Security holders Agreement among them.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

6.	Agreement for investment of between $50 and $62.5 million in Insightec by York and other investors (cont.)

The main terms of the Transaction are as follows:

1.
At closing ("Closing"), the Investor has invested US$37.5 million in InSightec in consideration for 19,332,212 Series D Preferred Shares. In addition, the foreign investor with whom InSightec was negotiating an investment transaction, as announced by Elbit Medical on April 13, 2013 (the "Potential Investor") may invest US$12.5 million in InSightec, in consideration for 6,444,404 Series D Preferred Shares, upon written notice within 45 days from Closing. In addition, the existing shareholders of InSightec (including Elbit Medical, pro-rata among them) (the "Existing Shareholders") will have the right to invest up to an additional US$12.5 million in InSightec, in consideration for 6,444,404 series D preferred shares, within 45 days from Closing. The Existing Shareholders may extend the 45 day period by an additional 45 days (each of the Existing Shareholders and/or the Potential Investor is referred to as a “Subsequent Investor”). On August 14, Elbit Medical notified Insightec that it wishes to extend the option till September 24, 2014.

2.
If the Subsequent Investors do not choose to invest in the Series D round or if the Existing Shareholders do not invest the full US$12.5 million, then the Investor will be required to purchase additional Series D Preferred Shares at the same purchase price, as necessary to assure that the aggregate amount invested in InSightec shall be at least $50 million. In addition, the Investor may purchase additional Series D Preferred Shares not purchased by the Subsequent Investors up to a total investment in the round of US$62.5 million.

3.	The Transaction reflects a pre money valuation of InSightec of US$ 200 million (on a fully diluted, as-converted basis).

4.
In the event that InSightec's aggregate revenues for 2014 and 2015 as reflected in its annual audited financial statements for such years are less than $60million, the Series D price per share will be adjusted proportionately and the Investor and Subsequent Investors shall be issued additional Series D Preferred Shares, provided, however, that the price per share shall not be reduced by more than 8%.

5.
As part of the Investment Agreement, the parties have agreed to changes in the Security Holders Agreement among InSightec shareholders, including increasing the maximum number of directors to 11, of which Elbit Medical (as well as GE and the Investor; Elbit Medical, GE and the Investor, collectively, shall be referred to herein as the "Major Security holders") and its transferees, together with their respective affiliates and transferees, will be entitled to appoint two persons as long as they hold in the aggregate 12.5% or more, and one person so long as such Major Security holder, together with its affiliates and transferees, beneficially holds less than 12.5% but 5% or more. In addition, the Major Security holders will be entitled to jointly appoint three additional directors. Should the Potential Investor choose to invest in the Series D round the full amount of US$12.5 million it will have a right to appoint one director. InSightec's CEO shall also serve as a director. The Major Security holders will be entitled to jointly appoint the CEO.

6.
The parties further agreed to amend the Technology, Co-operation, and Distribution Agreement between GE Healthcare ("GEHC") and InSightec, dated October 17, 2012, so that the product exclusively granted to GEHC, will terminate, and in exchange, InSightec will pay to GEHC a quarterly royalty on a going forward basis equal to 15% of the net selling price of the first 250 products directly or indirectly sold to customers other than GEHC for use with MRI or other scanners manufactured by companies other than GEHC or any GEHC affiliates. InSightec may elect to terminate its obligations, by so notifying GEHC and paying GEHC an amount equal to $10 million, less any royalties previously paid by InSightec to GEHC pursuant to the above agreement. Upon such election and payment, certain licenses granted by GEHC to InSightec shall terminate.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

6.         Significant events during the period (cont.)

7.	Write-down of trading property

PC’s board has appointed an external independent valuator to perform a desk-top valuation and re-appraised the properties which PC does not intend to develop in the next 24 months, and also to value the Casaradio project, mainly due to significant delays in the time table for obtaining permits to this project.

The appraisals were conducted taking into account updated market conditions, the current permit status and development time frame.

In the course of the first six month of 2014 a write down in an amount of MNIS 410 was recorded, mainly in PC’s trading property in Romania, Greece and India.

8.	Termination of Joint venture agreement in Romania

In June 2013, PC terminated, following a mutual agreement, its joint venture agreement with an Israeli based Company (“Aura”).

The seven assets companies held by the joint venture were split between PC’s 50.1% subsidiary (“Plaza Bas”)  and Aura, where Aura received full control (100%) over 3 of the asset companies, Plaza Bas received full control over the remaining four asset companies (including principally four assets and two bank facilities).

In addition, Aura has paid an amount of EUR 0.6 million to PC as part of the joint venture termination.

PC has performed valuation of the assets and liabilities it obtained in full following the termination, and as a result recorded a loss of EUR 4.1 million (NIS_19 million) from this transaction, included as part of the Loss from disposal of equity accounted investees in the income statement.

9.	Purported class action files by holder of Series B note

In connection with the law suit described in note 18 (B) (7) on June 26, 2014 the District Court of Tel-Aviv Jaffa dismissed the purported class action lawsuit filed against the Company by a holder of Series B Notes.

7.         Subsequent events

1.
On, July 8, 2014, the Company announced that its wholly owned subsidiary settled a transaction for the sale of 1.7 million shares of PPHE Hotel Group (LSE: PPH) for a net consideration of GBP 6.0 million (approximately NIS 35 million; US$10 million).

2.	Following the approval of the audit committee and board of directors, on August 14, the shareholders of the Company approved Mr. Hadassi Compensation. The main terms are as follow:

(i)
Fixed cash fee of NIS 80,000 per month (the “Fixed Compensation”), reflecting a scope of 90% of his business hours retroactively from March 21, 2014, the date on which Mr. Hadassi was appointed as the Company’s Chairman.

(ii)
Mr. Hadassi will be entitled to additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 50% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 50% addition.

(iii)	Mr. Hadassi's compensation shall be linked to the Israeli Consumer Price Index, and updated annually on March 21.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial information

7.         Subsequent events (cont.)

(iv)
Unless specifically stated otherwise herein, Mr. Hadassi’s entitlement to an annual cash bonus shall be determined by the compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy. The performance-based bonus shall in no event exceed an amount equal to the Fixed Compensation payable for 3.5 months of continued service.

(v)
Mr. Hadassi will be granted options exercisable in to 5,703,793 ordinary shares, no par value, of the Company, constituting approximately 1.0% of the Company's issued and outstanding share capital on a fully diluted basis.

The exercise price of the options will be equal to NIS 0.86 per share.;The options will vest over a period of three years, in three equal annual installments on March 21 of each year. The options will have a term of five years from the date of grant.

The value of the options granted which was measured based on the Black and Sholes model is approximately NIS 1.56 million.

3.
On August 14, 2014 the annual general meeting of the Company shareholders approved the reverse split of its ordinary shares such that each 20 ordinary shares will be replaced to one ordinary share of the Company. The reverse spilt occurred on August 21, 2014 and the total number of ordinary shares following the reverse split is 27,572,426.

4.
On August 18, 2014, Gamida Cell Ltd., in which Elbit Medical holds approximately 30.8% of the voting power and a vast majority of Gamida Cell's shareholders (including Elbit Medical), signed an Option and Investment Agreements (the "Agreements") with Novartis Pharma AG (Novartis).

Under the Agreements, Novartis will invest $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell (the "Option").

The Option is exercisable, for a limited period of time, following Gamida Cell achieving certain milestones relating to the development of NiCord (the "Product"). Gamida Cell estimates that these milestones will be met during 2015. In any event, the Option, if not exercised, will expire in the first half of 2016.

Upon exercising the Option, Novartis would pay other shareholders in Gamida Cell (the "Sellers") cash payments of approximately $165 million, in accordance with the terms of the Agreements. In addition, the Sellers will be entitled to potential future payments which can reach a total of $435 million, depending on certain development and regulatory milestones and on sales of Gamida Cell's products.

Gamida Cell is currently conducting two Phase I/II trials using the Product to treat patients suffering from hematologic malignancies and Sickle Cell Disease.

Following completion of the investment under the Agreements (and prior to the exercise of the Option) Elbit Medical will hold about 24.7% in Gamida Cell. Elbit Medical is evaluating the accounting implications of the Agreements on its financial statements.

Completion of the transaction is subject to closing conditions as specified in the Agreements.

At this point in time, there is no certainty that the investment will be completed and/or that Novartis will exercise the Option and/or that the milestones will be achieved and/or the Product or any other of Gamida Cell’s products will reach the market and generate earn-out payments from their sales.